Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,				Three Months Ended March 31, 2011
	2007	2008	2009	2010
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$228,295	$328,023	$224,705	$307,219	$89,163
Add: Fixed charges	56,816	57,792	74,750	97,991	26,917
Amortization of interest capitalized	533	641	715	729	185
Distributed income of equity investees	3,800	5,200	4,558	4,853	1,518
Less: Interest capitalized	(4,452)	(4,803)	(3,510)	(2,943)	(671)
Total earnings	$284,992	$386,853	$301,218	$407,849	$117,112

FIXED CHARGES:
Interest expense	$50,504	$51,961	$69,847	$93,436	$25,815
Interest capitalized	4,452	4,803	3,510	2,943	671
Debt amortization expense	1,554	767	1,112	1,401	385
Rent expense representative of interest factor	306	261	281	211	46
Total fixed charges	$56,816	$57,792	$74,750	$97,991	$26,917
Ratio of earnings to fixed charges	5.0	6.7	4.0	4.2	4.4

*    Excludes income from equity investments.